FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 9, 2011

Commission File Number 1-15018

FIBRIA CELULOSE S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Alameda Santos, 1357, 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2011

FIBRIA CELULOSE S.A.

	By:	/s/ João Adalberto Elek Júnior
Name: João Adalberto Elek Júnior
Title: Chief Financial Officer and Investors’ Relations Officer

EXHIBIT INDEX

Explanatory note:  The documents comprising the Exhibits to this Form 6-K have been previously filed in Portuguese language original, with an English language summary, as Exhibits 4.7 and 4.9 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Commission on March 31, 2011 (File No. 1-15018).  The exhibits filed herewith comprise the respective full version of each of such exhibits in English translation.

Exhibit	Description of Exhibit

Exhibit 4.7	Business Unit Purchase Agreement and Other Covenants by and between Fibria Celulose S.A. and Suzano Papel e Celulose S.A. dated February 28, 2011
Exhibit 4.9	Business Unit Purchase Agreement and Other Covenants between Fibria Celulose S.A. and Suzano Papel e Celulose S.A. dated January 31, 2011